10 20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9
Tel: 604-460-8487
Fax: 604-460-8482
VITASTI, INC.

September 8, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention: Owen Pinkerton, Senior Counsel
Karen Garnett

Re: Vitasti, Inc., a Delaware corporation; File No. 0-26673

Dear Mr. Pinkerton and Ms. Garnett:

We have received and reviewed your letter dated August 25, 2006, regarding the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on or about August 16, 2006 (the “Statement”). Accordingly, the purpose of this letter is to respond, in writing, to the comments specified in that letter. Accordingly, please be informed as follows:

Comment:
1. We note your statement that you have received written consents from shareholders holding an aggregate of at least 34,804,020 shares consenting to the proposal set forth in the information statement. We further note that your share ownership table shows that insiders and a single 5% stockholder own only 21.2% of the outstanding shares of the company. Please provide us with additional information regarding the number of shareholders who provided written consents and an analysis of how obtaining these consents did not constitute a “solicitation” of proxies as such term is defined by Rule 14a-1(1) of Regulation 14A.

Response:
Please be informed that 21 shareholders provided written consents. Additionally, please be informed that those shareholders are friends, family, and acquaintances of each other, including management of the company; and, as holders of relatively significant numbers of the company’s shares of the company’s common stock, they are interested in the business and affairs of the company and the success of the company, and those shareholders communicate with each other on a routine and regular basis regarding the affairs of the company, including, but not limited to, those matters specified in the Statement. Although all of those shareholders are not active in the management of the affairs of the company, they do make it a point to stay informed on a regular basis regarding those affairs.

During that time that those shareholders have held their common stock, they have continued to discuss amongst themselves and with management of the company, on a regular basis, their desire to (i) elect as directors of the company those 4 persons specified in the Statement; (ii) amend the company’s Certificate of Incorporation to change the name of the company to Welwind Energy International Corporation; (iii) amend the company’s Certificate of Incorporation to increase the authorized number of shares of the company’s common stock from 100,000,000 shares to 300,000,000; and (iv) ratify the appointment of Manning Elliot LLP as the independent public accounting firm for the company’s year ending December 31, 2006. Please be informed that those shareholders have had access to and reviewed various information regarding the matters specified in the Statement, including, but not limited to, the qualifications of those persons elected to the Board of Directors of the company.

As you know, the term “solicitation” as defined by the provisions of Rule 14a-1(1) of Regulation 14A excludes as a “solicitation”, the furnishing of any form of proxy to a security holder on the unsolicited request of such security holder. Please be informed that, without any solicitation therefor by the company or any of its affiliates, those shareholders discussed with management of the company the procedure pursuant to which they could consent to and approve the action specified in the Statement. In response to the requests by those shareholders therefor, the company provided to those shareholders written consents, pursuant to the provisions of which those shareholders consented to the actions specified in the Statement. Accordingly, pursuant to the provisions of Rule 14a-1(1)(l)(2)(i), it is the opinion of the company, that a solicitation has not occurred with respect to those matters specified in the Statement.

Finally, hopefully, the information specified in this letter is sufficient to respond to the comments specified in your letter dated August 25, 2006. Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us. Thank you.

Sincerely,

/s/ Tammy-Lynn McNabb
______________________
Tammy-Lynn McNabb